M                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Terra Nova Acquisition Corp.
                          ----------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   88101E201
                                   ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                                               Page 2 of 5 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PEQUOT CAPITAL MANAGEMENT, INC.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [    ]
                                                b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                            5             Sole Voting Power
Number of                                          731,100
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         731,100
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                     731,100

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.9%

12       Type of Reporting Person (See Instructions)

                                    IA, CO

                                                               Page 3 of 5 Pages

Item     1(a)     Name of Issuer: Terra Nova Acquisition Corporation
                  (the "Issuer").

         1(b) Address of the Issuer's Principal Executive Offices: 2 Bloor Street West, Suite 3400, Toronto, Ontario, Canada M4W 3E2

Item     2(a) - (c)        Name, Principal Business Address, and Citizenship of
                           Person Filing:
                           Pequot Capital Management, Inc., 500 Nyala Farm Road,
                           Westport, CT, 06880, which is a Connecticut corporation.

         2(d) Title of Class of Securities: Common Stock $0.0001 par value per share

         2(e)     CUSIP Number: 88101E201

Item     3.       This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

                  Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item     4.       Ownership:

                  Ownership as of December 31, 2006 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the reporting person.

                  The number of shares reported in Items (5)-(9) and (11) excludes 700,600 shares of Common Stock underlying warrants that became exercisable on February 12, 2007.

Item     5.       Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item     6.       Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The reporting person is an investment adviser registered under
                  Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of such shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one account of the Reporting Person, Pequot Scout Fund, L.P., owns of record more than 5% of the Issuer's outstanding shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable.

Item     8.       Identification and Classification of Members of the Group:

                  Not applicable.

Item     9.       Notice of Dissolution of Group:

                  Not applicable.


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                                                               Page 4 of 5 Pages

Item     10.      Certification:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007       PEQUOT CAPITAL MANAGEMENT, INC.

                               By:      /s/ Aryeh Davis
                                        -----------------------------------
                               Name:    Aryeh Davis
                               Title:   Chief Operating Officer, General Counsel
                                        and Secretary